EXHIBIT 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Press Release

For immediate release

Aeterna Zentaris Reports First Quarter 2012 Financial and Operating Results

All amounts are in U.S. dollars (unless otherwise noted)

Quebec City, Canada, May 9, 2012—Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), today reported financial and operating results as at and for the first quarter ended March 31, 2012.

Highlights

AEZS-108 (LHRH-Targeted Cytotoxic Conjugate)

•

Agreement signed with Ventana Medical Systems, Inc., a member of the Roche Group, to develop a companion diagnostic for the immunohistochemical determination of luteinizing hormone-releasing hormone (“LHRH”) receptor expression, for AEZS-108.

•

Updated results for the Phase 1 portion of the ongoing Phase 2 study in castration- and taxane-resistant prostate cancer (“CRPC”) with AEZS-108 presented during a poster session at the American Society of Clinical Oncology Genitourinary Cancers Symposium. Data showed that AEZS-108 was well tolerated and demonstrated early evidence of antitumor activity in men with CRPC.

AEZS-130 (Oral Ghrelin Agonist)

•	Michael E. DeBakey of Veterans Affairs Medical Center, in Houston, Texas initiated a Phase 2A trial with AEZS-130 in patients with cancer cachexia.

Perifosine (Oral Akt Inhibitor)

•	Japanese partner, Yakult Honsha, initiated a Phase 1/2 trial in Japan with perifosine + capecitabine in refractory advanced colorectal cancer.

•

Subsequent to quarter-end, topline results for the Phase 3 “X-PECT” (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment”) clinical trial evaluating perifosine + capecitabine (Xeloda®) in 468 patients with refractory advanced colorectal cancer, showed that the trial did not meet the primary endpoint of improving overall survival versus capecitabine + placebo.

•

Subsequent to quarter-end, the Company and Keryx Biopharmaceuticals agreed to terminate their North American licensing agreement for perifosine; thus the Company regained full rights to the compound in this territory and will continue the ongoing Phase 3 trial in multiple myeloma.

Corporate Developments

At-The-Market Issuance Program

•

On January 23, 2012, the Company, pursuant to its existing At-The-Market (“ATM”) sales agreement dated June 29, 2011 with MLV, initiated a new ATM issuance program (“January 2012 ATM Program”) under which it may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 10.4 million of its common shares through ATM issuances on the NASDAQ Global Market.

•	Between January 23, 2012 and March 15, 2012, the Company issued a total of 3.6 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $6.4 million.

•	Subsequent to quarter-end through May 8, 2012, the Company issued a total of 2.5 million common shares under the January 2012 ATM Sales Agreement for aggregate gross proceeds of $1.8 million.

Cash and cash equivalents totalled $45.6 million as at March 31, 2012, compared to $46.9 million as at December 31, 2011.

Juergen Engel, Ph.D, Aeterna Zentaris President and Chief Executive Officer, commented, “The last weeks were quite challenging with the disappointing results for the perifosine Phase 3 trial in colorectal cancer. Nevertheless, after regaining North American rights to perifosine, conducting a thorough analysis of the situation and consulting with key opinion leaders, we have decided to continue the Phase 3 trial in multiple myeloma up until the predefined interim analysis, as we believe this compound still has the potential to become a novel oral anticancer treatment.

Also during the quarter, other development programs moved forward as Yakult initiated a trial in colorectal cancer with perifosine and the Michael E. DeBakey of VA Medical Center initiated a trial with AEZS-130 in cancer cachexia. Furthermore, we signed an agreement with Ventana to develop a companion diagnostic for AEZS-108.

Over the years, we have shown resilience by overcoming important obstacles. I am proud to say that still today, our team of seasoned professionals remains committed in providing cancer patients with novel treatments, while striving to make Aeterna Zentaris an important company in this field.”

Dennis Turpin, CA, Senior Vice President and Chief Financial Officer at Aeterna Zentaris stated, “As of March 31, 2012, we had a cash position of over $45 million which allows us to be well poised to continue to move our key product candidates through the pipeline.”

CONSOLIDATED RESULTS AS AT AND FOR THE FIRST QUARTER ENDED MARCH 31, 2012

Revenues were $9.5 million for the quarter ended March 31, 2012, compared to $7.4 million for the same quarter in 2011. This increase is largely attributable to comparative higher deliveries of Cetrotide® to certain customers and to higher research and development services provided, partly offset by the relative weakening of the euro against the US dollar.

R&D costs, net of refundable tax credits and grants were relatively stable at $5.6 million for the quarter ended March 31, 2012, compared to $5.5 million for the same quarter in 2011.

Net loss amounted to $11.5 million, or $0.11 per basic and diluted share, for the quarter ended March 31, 2012, compared to $10.1 million, or $0.12 per basic and diluted share, for the same quarter in 2011. This increase is mainly due to higher net finance costs attributable to the change in fair value of our warrant liability, partly offset by lower income tax expense.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) today, Wednesday, May 9, 2012, to discuss the 2012 first quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the “newsroom” section. A replay will be available on the Company’s website for 30 days following the live event.

For reference, the Management’s Discussion and Analysis (“MD&A”) for the first quarter 2012 with the associated Unaudited Interim Consolidated Financial Statements can be found at www.aezsinc.com.

About Aeterna Zentaris Inc.

Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended March 31,
(in thousands, except for share and per share data)	2012	2011
	$	$
Revenues
Sales and royalties	8,308	7,092
License fees and other	1,202	297

	9,510	7,389

Operating expenses
Cost of sales	7,513	6,023
Research and development costs, net of refundable tax credits and grants	5,572	5,498
Selling, general and administrative expenses	3,213	3,159

	16,298	14,680

Loss from operations	(6,788)	(7,291)

Finance income	77	824
Finance costs	(4,740)	(2,749)

Net finance costs	(4,663)	(1,925)

Loss before income taxes	(11,451)	(9,216)
Income tax expense	—	(841)

Net loss	(11,451)	(10,057)

Other comprehensive loss
Foreign currency translation adjustments	(255)	(1,339)

Comprehensive loss	(11,706)	(11,396)

Net loss per share
Basic and diluted	(0.11)	(0.12)

Weighted average number of shares outstanding
Basic and diluted	106,016,843	83,842,054

Interim Consolidated Statement of Financial Position Information

(in thousands)	As at March 31, 2012	As at December 31, 2011
	$	$
Cash and cash equivalents	45,583	46,881
Trade and other receivables and other current assets	12,995	13,258
Restricted cash	834	806
Property, plant and equipment, net	2,452	2,512
Other non-current assets	12,189	11,912

Total assets	74,053	75,369

Payables and other current liabilities	16,684	17,784
Long-term payable (current and non-current portions)	60	88
Warrant liability (current and non-current portions)	12,860	9,204
Non-financial non-current liabilities*	53,126	52,839

Total liabilities	82,730	79,915
Shareholders’ deficiency	(8,677)	(4,546)

Total liabilities and shareholders’ deficiency	74,053	75,369

*	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.